Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
	$	$	$	$
Available earnings:
Earnings before income taxes	51	47	116	72
Add fixed charges:
Interest expense incurred	15	16	31	33
Amortization of debt expense and discount	1	1	1	1
Interest portion of rental expense (1)	2	2	4	4
Total earnings as defined	69	66	152	110
Fixed charges:
Interest expense incurred	15	16	31	33
Amortization of debt expense and discount	1	1	1	1
Interest portion of rental expense (1)	2	2	4	4
Total fixed charges	18	19	36	38
Ratio of earnings to fixed charges	3.8	3.5	4.2	2.9

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).